Exhibit (g)(4)

Domestic Custody Fees for ProFunds and Access One Trust

Net Asset Value Fee*

To be computed as of month-end on the combined net assets of the Funds under custody at the annual rate of:

•	0.5 basis point on the first $1.5 billion in assets; plus
•	0.3 basis point on the next $1.0 billion in assets; plus
•	0.2 basis point on the next $2.5 billion in assets; plus
•	0.1 basis point on the assets in excess of $5.0 billion

*Subject	to a $12,500 complex minimum (on combined assets), per month

Portfolio Transaction Fees

• DTC**	$0.75
• Fed Book Entry**	$7.00
• Physical**	$25.00
• Principal Paydown	$3.00
• Option (Purchased or Written)/Future	$25.00
• Corporate Action/Call/Reorganization	$25.00
• UMB Repurchase Agreement**	$2.00
• Tri-Party Repurchase Agreement**	$15.00
• Wire In/Out and Check Issued (Non-Settlement Related)	$8.00

**	A transaction includes buys, sells, maturities, or free security movements.

Mutual Fund Trade (does not include exchange traded funds)

• Buy, Sell or Free Security Movement	$10.00

Mutual Fund Dividend Transaction (does not include exchange traded funds)

• Dividend, Capital Gain or Re-invest, each	$5.00

Out-of-Pocket Expenses

Includes, but is not limited to, security transfer fees, certificate fees, shipping/courier fees or charges, FDIC insurance premiums, legal review/processing of restricted and private placement securities and custom programming charges.

This fee schedule pertains to custody of U.S. Domestic assets only. UMB Bank will provide its fee schedule for Euroclear and global custody upon request. Fees for services not contemplated by this schedule will be negotiated on a case-by-case basis. This fee schedule is effective June 1, 2007 through May 31, 2010 and supersedes the fee schedule with an effective date of January 1, 2005.